Exhibit 99.1

China Finance Online Reports Third Quarter and First Nine Months of 2019 Unaudited Financial Results

BEIJING, December 26, 2019 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online," or the "Company," "we," "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•	Net revenues were $8.1 million.
•	Revenues from advertising grew 41.4% year-over-year.
•	Gross margin was 62.3%.
•	Net loss attributable to China Finance Online was $2.1 million, compared with a net loss of $6.0 million in the third quarter of 2018.
•	The Company's operational metrics continued to improve and operational efficiency continued to increase.
•	The Company’s continued investment in fintech started to show results.

First Nine Months of 2019 Highlights

•	Net revenues were $26.8 million.
•	Net loss attributable to China Finance Online was $7.9 million, compared with a net loss of $15.5 million in the first nine months of 2018.
•

Built upon our development of a proprietary intelligent asset allocation system, Lingxi Robo-Advisor (“Lingxi”) outperformed most of its peer products in the Chinese market with an average return of 1.7% in the third quarter of 2019, and outperformed a loss of 2.5% in the Shanghai Composite Index.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented that "During the third quarter of 2019, our bottom-line loss was significantly reduced. The weak Hong Kong markets and the falling investor confidence in the third quarter of 2019 led to a revenue decline in our brokerage business in Hong Kong. With the improvement of our business model and higher operation efficiency, our gross margin was also strengthened from the same period of last year.”

“Similar to the transition of brokerage services in the US, Chinese financial institutions are moving away from a trading commission-oriented business model to holistic financial services encompassing wealth management, investor education, and asset allocation advisory. Our dedication to leveraging technologies to empower wealth managers and improve customer loyalty has bought us closer to many financial institutions. This paradigm shift in the financial industry also set the stage for us to change the revenue model from one-off project services to annual retainers. Our Genius Zhisheng has received such standard annual contracts from brokerage firms. Our institutional business is showing good indications.”

“After a weak second quarter, the Chinese stock markets continued to soften during the third quarter and the Shanghai Composite Index dropped from 2979 to 2905. However, the traffic to our flagship website, “JRJ.com.cn,” continued to rise, reaching No. 150 in Alexa’s Global Ranking and No. 35 in China, respectively. We remain one of the most trusted financial news hubs with our proprietary content, fact-based journalism, breaking news coverage and analysis on market trends. Growing traffic attracted not only more readers but also more advertisers. As a result, our advertising business is growing rapidly.”

“Looking into 2020, we will continue to optimize and upgrade our services and products, and also remain confident to leverage our fintech capabilities to add value to our institutional customers and grow our market share and earning power,” Mr. Zhao concluded.

Third Quarter 2019 Financial Results

Net revenues were $8.1 million, compared with $8.6 million during the third quarter of 2018 and $8.9 million during the second quarter of 2019. During the third quarter of 2019, revenues from financial services, the financial information and advisory business, and advertising services contributed 44.5%, 29.7% and 25.4% of the net revenues, respectively, compared with 54.7%, 27.3% and 16.8%, respectively, for the corresponding period in 2018.

Revenues from financial services were $3.6 million, a decrease of 23.9%, compared with $4.7 million during the third quarter of 2018 and $4.2 million during the second quarter of 2019. The year-over-year and quarter-over-quarter decreases of revenues from financial services were mainly due to a decline in the equity brokerage business.

Revenues from the financial information and advisory business were $2.4 million, compared with $2.4 million during the third quarter of 2018 and $2.9 million in the second quarter of 2019. The quarter-over-quarter decrease of revenues from the financial information and advisory business was mainly attributable to the weakness in subscription services from individual customers, which was negatively affected by the continued soft stock market during the third quarter.

Revenues from advertising services were $2.0 million, an increase of 41.4%, compared with $1.4 million in the third quarter of 2018 and $1.9 million in the second quarter of 2019. The increased traffic to our site and readers’ recognition of our premium content also helped to strengthen our advertising revenues on a year-over-year basis.

Gross profit was $5.0 million, compared with $5.0 million in the third quarter of 2018 and $5.6 million in the second quarter of 2019. Gross margin in the third quarter of 2019 was 62.3%, compared with 58.2% in the third quarter of 2018 and 63.1% in the second quarter of 2019, respectively. The year-over-year increase in gross margin was mainly due to the revenue mix with higher advertising revenues.

General and administrative expenses were $2.3 million, a decrease of 25.2% from $3.1 million in the third quarter of 2018, and a decrease of 8.8% from $2.5 million in the second quarter of 2019, respectively. The year-over-year decrease was mainly due to effective cost control measures and the ongoing streamlining of the operations. The quarter-over-quarter decrease was mainly due to the adjustment of the agency fee related to the Hong Kong sector.

Sales and marketing expenses were $2.8 million, a decrease of 41.2% from $4.8 million in the third quarter of 2018 and a decrease of 26.6% from $3.8 million in the second quarter of 2019, respectively. The year-over-year decrease was mainly attributable to the further streamlining of sales and marketing as well as improved operational efficiency. The quarter-over-quarter decrease was mainly due to the terminated commodity trading business.

Research and development expenses were $2.2 million, a decrease of 36.7% from $3.5 million in the third quarter of 2018 and a decrease of 14.0% from $2.6 million in the second quarter of 2019, respectively. The year-over-year and quarter-over-quarter decreases were mainly attributable to improved efficiency after the consolidation of the R&D team. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $7.3 million, a decrease of 35.5% from $11.3 million in the third quarter of 2018, and a decrease of 18.0% from $8.9 million in the second quarter of 2019, respectively. The year-over-year and quarter-over-quarter decreases were mainly due to improved operational efficiency and effective cost control.

Loss from operations was $2.3 million, compared with a loss from operations of $6.3 million in the third quarter of 2018 and a loss from operations of $3.3 million in the second quarter of 2019, respectively.

Net loss attributable to China Finance Online was $2.1 million, compared with a net loss of $6.0 million in the third quarter of 2018 and a net loss of $3.0 million in the second quarter of 2019.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.09 for the third quarter of 2019, compared with fully diluted loss per ADS of $0.26 for the third quarter of 2018 and fully diluted loss per ADS of $0.13 for the second quarter of 2019. The basic and diluted weighted average number of ADSs for the third quarter of 2019 were 23.0 million, compared with basic and diluted weighted average number of ADSs of 22.8 million for the third quarter of 2018. Each ADS represents five ordinary shares of the Company.

First Nine Months of 2019 Financial Results

Net revenues for the first nine months of 2019 were $26.8 million, compared with $34.8 million in the first nine months of 2018.

Gross profit for the first nine months of 2019 was $17.0 million, compared with $21.7 million in the first nine months of 2018.

Net loss attributable to China Finance Online for the first nine months of 2019 was $7.9 million, compared to a net loss of $15.5 million in the first nine months of 2018.

Fully diluted losses per ADS attributable to China Finance Online was $0.34 for the first nine months of 2019, compared with fully diluted loss of $0.68 for the first nine months of 2018.

As of September 30, 2019, total shareholders' equity of China Finance Online was $27.7 million. Total cash and cash equivalents and long-term investments were $9.3 million.

Recent Developments

•	Announcement of Management Change

On December 15, 2019, the Board of Directors of the Company appointed Ms. Ying Zhu as the Acting Chief Financial Officer of the Company because of the needs of operation. Ms. Ying Zhu joined the Company in July 2010 and has served as the Company’s Director of Investor Relations, Director of Strategy, Assistant to Chairman and Head of President Office. She also serves as Vice President of Rifa Securities Limited in Hong Kong. Ms. Ying Zhu obtained her Master of Law and Bachelor of Economics majoring in Finance from International Business School of Beijing Language and Culture University.

•	Lingxi Robo-Advisor recorded strong performance in the third quarter of 2019

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi established a solid track record of balancing performance and risk management. During the third quarter of 2019, Lingxi produced an average return of 1.7%, once again among the best performing products in the marketplace and outperforming the Shanghai Composite Index that suffered a loss of 2.5% during the same period. The best strategy of Lingxi posted a return of 2.36% in the third quarter of 2019. All strategies of Lingxi managed to control the fluctuation under 5.37% while the volatility of Shanghai Composite Index reached 14.04% during the same period.

•	2019 Leading China Annual Forum

In December 2019, the Company hosted the “2019 Leading China Annual Awards” in Beijing. The key discussions were investments with artificial intelligence, 5G, biotech, big data, quantum computing, insurance technologies and block-chain. The conference is committed to promoting the long-term health of the financial industry in China and has received high recognition from financial regulators and institutions. There were senior government officials and over 1000 professionals from 436 financial institutions in attendance at the event.

•	2019 JRJ Chinese Public Companies Innovation Symposium

In November 2019, the Company hosted the “2019 Chinese Public Companies Innovation Symposium” in Beijing. A total of 340 professionals from over 260 prestigious technology companies and public companies listed on the Shenzhen and Shanghai stock markets and influential financial institutions attended the forum. The main topics in the forum were asset allocation in 2020, state-owned enterprise reforms, sustainable development, and investing with social responsibility.

During the Symposium, China Finance Online also released the research report “A-share Public Companies Growth Review,” which is based on China Finance Online’s proprietary algorithms dynamically tracking a series of datapoints including financials, valuation, growth trends, ESG (environment, social and governance) and other metrics, which enable investors to identify investment opportunities and discover valuable companies.

Conference Call Information

The management will host a conference call on December 26, 2019 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time December 27, 2019). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
Mainland China: 800-870-0210 or 400-120-3170
Conference ID: 9883104

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/mmc/p/9d3zuqu7.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers, including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors." The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2019	Dec. 31, 2018
Assets
Current assets:
Cash and cash equivalents	6,991	12,493
Trust bank balances held on behalf of customers	38,240	31,218
Accounts receivable, net - others	14,767	7,102
Accounts receivable, net - Margin clients	14,089	17,751
Prepaid expenses and other current assets	3,378	2,409
Total current assets	77,465	70,973
Long-term investments, net	2,337	2,411
Property and equipment, net	3,449	4,459
Acquired intangible assets, net	85	85
Right-of-use assets	4,595	—
Rental deposits	814	964
Goodwill	108	108
Deferred tax assets	875	1,473
Other deposits	155	216
Total assets	89,883	80,689

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $6,154 and $7,119 as of Sep. 30, 2019 and December 31, 2018, respectively)	6,881	8,127
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $2,785 and $3,846 as of Sep. 30, 2019 and December 31, 2018, respectively)	16,782	11,728
Dividends payable to noncontrolling interests (including dividends payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of nil and nil as of Sep. 30, 2019 and December. 31, 2018, respectively)	—	—
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $2,651 and $5,599 as of Sep. 30, 2019 and December 31, 2018, respectively)	38,240	31,218
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $180 and $189 as of Sep. 30, 2019 and December 31, 2018, respectively)	5,280	2,947
Lease liabilities, current (including lease liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $1,641 and nil as of Sep. 30, 2019 and December 31, 2018, respectively)	2,285	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $(2) and $(2) as of Sep. 30, 2019 and December 31, 2018, respectively)	155	155
Total current liabilities	69,623	54,175
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of nil and $13 as of Sep. 30, 2019 and December 31, 2018, respectively)	16	29
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $1,111 and nil as of Sep. 30, 2019 and December 31, 2018, respectively)	2,011	—
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited of $(12) and $(9) as of Sep. 30, 2019 and December 31, 2018, respectively)	137	149
Total liabilities	71,787	54,353
Noncontrolling interests	(9,636)	(9,110)
Total China Finance Online Co. Limited Shareholders' equity	27,732	35,446
Total liabilities and equity	89,883	80,689

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2019	Sep. 30, 2018	Jun. 30, 2019	Sep. 30, 2019	Sep. 30, 2018
Net revenues	8,051	8,614	8,927	26,833	34,820
Cost of revenues	(3,036)	(3,600)	(3,294)	(9,826)	(13,119)
Gross profit	5,015	5,014	5,633	17,007	21,701
Operating expenses
General and administrative (includes share-based compensation expenses of $168, $371, $290, $763 and $1,514 respectively)	(2,290)	(3,063)	(2,510)	(7,488)	(9,318)
Sales and marketing (includes share-based compensation expenses of $13, $65, $3, $46 and $197, respectively)	(2,816)	(4,796)	(3,839)	(10,245)	(17,623)
Product development (includes share-based compensation expenses of $8, $61, $14, $38 and $188, respectively)	(2,195)	(3,468)	(2,551)	(7,323)	(10,999)
Total operating expenses	(7,301)	(11,327)	(8,900)	(25,056)	(37,940)
Income (loss) from operations	(2,286)	(6,313)	(3,267)	(8,049)	(16,239)
Interest income	5	4	11	25	82
Interest expense	—	—	—	—	(1)
Long-term investment loss, net	—	—	(1)	—	—
Short-term investment income, net	2	2	5	12	(77)
Gain (loss) on the interest sold and retained noncontrolling investment	—	—	—	(298)	(1)
Equity method investment income	(1)	(1)	—	(4)	(3)
Other income (loss), net	77	(132)	(53)	24	(442)
Exchange gain (loss), net	76	61	34	10	173
Income (loss) before income tax expenses	(2,127)	(6,379)	(3,271)	(8,280)	(16,508)
Income tax expenses	(108)	76	35	(574)	(58)
Net income (loss)	(2,235)	(6,303)	(3,236)	(8,854)	(16,566)
Less: Net income (loss) attributable to the noncontrolling interest	(131)	(283)	(268)	(1,001)	(1,050)
Net income (loss) attributable to China Finance Online Co. Limited	(2,104)	(6,020)	(2,968)	(7,853)	(15,516)
Net income (loss)	(2,235)	(6,303)	(3,236)	(8,854)	(16,566)
Changes in foreign currency translation adjustment	(189)	(189)	52	(124)	(269)
Other comprehensive income (loss), net of tax	(189)	(189)	52	(124)	(269)
Comprehensive income (loss)	(2,424)	(6,492)	(3,184)	(8,978)	(16,835)
Less: comprehensive income (loss) attributable to noncontrolling interest	(131)	(283)	(268)	(1,001)	(1,050)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(2,293)	(6,209)	(2,916)	(7,977)	(15,785)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.02)	(0.05)	(0.03)	(0.07)	(0.14)
Diluted	(0.02)	(0.05)	(0.03)	(0.07)	(0.14)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.09)	(0.26)	(0.13)	(0.34)	(0.68)
Diluted	(0.09)	(0.26)	(0.13)	(0.34)	(0.68)
Weighted average ordinary shares
Basic	115,060,781	113,905,561	114,690,324	114,561,418	113,872,953
Diluted	115,060,781	113,905,561	114,690,324	114,561,418	113,872,953
Weighted average ADSs
Basic	23,012,156	22,781,112	22,938,065	22,912,284	22,774,591
Diluted	23,012,156	22,781,112	22,938,065	22,912,284	22,774,591